

Mail Stop 4720

January 29, 2016

Charlie Deignan
Chief Financial Officer
Clearside Biomedical, Inc.
1220 Old Alpharetta Road, Suite 300
Alpharetta, GA 30005

      Re: **Clearside Biomedical, Inc.**
             Registration Statement on Form S-1
             Filed January 8, 2016
             File No. 333-208916

Dear Mr. Deignan

      We have reviewed the above referenced registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Stock-based compensation, page 73

1.   Please expand your analysis to include the preferred stock issued in November and December of 2015.

Business, page 85

2.   Please define the term "clinically meaningful" when the term first appears in this section. In addition, when you discuss your top line data from your Phase 2 trial in patients with macular edema, please explain what top line data is, whether this is preliminary, how this relates to a complete analysis and final data, and the likelihood that clinical observations based on top line data may be subject to change when and if final data is evaluated.

Notes to the Financial Statements
13. License Agreements, page F-26

3.   Please revise your disclosure for the NovaMedica LLC and Spark Therapeutics license
        agreements to comply with ASC 605-25-50-2 and clarify why you are deferring the
        upfront payments.

        You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. You
may contact Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623 or me at
(202) 551-3675 with any other questions

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Via E-mail
        Brent B. Siler
        Cooley LLP